UF 4-11-02

CM

U. [barcode] SE COMMISSION
0549

02021797

RECEIVED
MAR 21 2002
365
PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 9952

REPORT FOR THE PERIOD BEGINNING **1-1-01** AND ENDING **12-31-01**
MM / DD / YY MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fagenson & Co., Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

60 Broad Street
(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stynes **212-422-1993**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

Kandel & Company

(ADDRESS)	**100 Crossways Park West**	**Woodbury**	**New York**	**11797**
	Number and Street	City	State	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, MICHAEL T STYNES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fagenson & Company Co., Inc**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

SVP
Title

[Signature]
Notary Public

NANCY C. GERBER
Notary Public, State of New York
No. 31-0952852
Qualified in New York County
Certificate Filed in New York County
Commission Expires ~~March 30, 1987~~ 9/30/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of ~~Changes in Financial Condition~~ **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors Report on Internal Accounting Control**
- **(p) Computation for Determination of PAIB Reserve Requirements**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAGENSON & CO., INC.

REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2001

KANDEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
100 CROSSWAYS PARK WEST - SUITE 210
WOODBURY, NEW YORK 11797
(516) 496-9195
FAX (516) 364-3186

Board of Directors
Fagenson & Co., Inc.

We have audited the accompanying statement of financial condition of Fagenson & Co., Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fagenson & Co., Inc. on December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kandel & Company

Kandel & Company
Certified Public Accountants

Woodbury, New York
March 5, 2002

FAGENSON & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ASSETS

Cash	304,741
Receivable from brokers - dealers & clearing organizations	507,051
Marketable securities owned, at market value	2,970,004
Fixed assets, at cost, less accumulated depreciation and amortization of $17,660	16,063
Other investments	2,108,014
Other assets, including deferred tax asset of $354,785	2,848,070
Total Assets	8,753,943

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to brokers - dealers & clearing organizations	119,735
Accounts payable, accrued expenses and other liabilities	262,589
Commitments and contingent liabilities	
Total Liabilities	382,324
STOCKHOLDERS' EQUITY	
Capital stock	50,000
Paid-in capital	20,419
Retained earnings	8,301,200
Total Stockholders' Equity	8,371,619
Total Liabilities and Stockholders' Equity	8,753,943

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions	2,795,966	
Operating and investments gains - net	1,426,829	
Interest & dividend income	267,080	
		4,489,875
EXPENSES		
Employee compensation and benefits	2,610,279	
Seat, exchange, floor brokerage, and clearance fees	1,585,362	
Taxes, other than income taxes	106,542	
Other operating expenses	907,059	
		5,209,242
Loss before income tax benefit		(719,367)
Income tax benefit		189,030
Net loss		(530,337)

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock Common	Additional Paid-in Capital	Retained Earnings
Balance at January 1, 2001	50,000	20,419	8,831,537
Net loss	0	0	(530,337)
Balance at December 31, 2001	50,000	20,419	8,301,200

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net loss		(530,337)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	2,950	
Deferred income taxes	(317,112)	
Unrealized gain on investment securities	(47,575)	
Change in assets and liabilities:		
Decrease in cash segregated under federal regulations	150,000	
Decrease in receivable from broker - dealers	728,467	
Decrease in securities borrowed	212,500	
Decrease in receivable from customers	10,774,567	
Decrease in receivable from non-customers	30,310	
Increase in other assets	(2,031,318)	
Decrease in payable to broker - dealers	(3,447,931)	
Decrease in payable to customers	(4,021,791)	
Decrease in payable to non-customers	(1,169,543)	
Increase in other payables	37,490	901,014
Net cash provided by operating activities		370,677
Cash Flows from Investing Activities:		
Proceeds from sale of marketable securities	1,082,178	
Increase in other investments	(1,797,326)	
Net cash used in investing activities		(715,148)
Cash Flows from Financing Activities:		
Decrease in short term borrowings	(5,000)	
Net cash used in financing activities		(5,000)
Net decrease in cash		(349,471)
Cash at beginning of year		654,212
Cash at end of year		304,741
Supplemental cash flow disclosures:		
Income tax payments for the year		$220,000
Interest expense		$100,615

The accompanying notes are an integral part of these financial statements.

FAGENSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1 - Organization And Nature Of Business:

The Company is a retail broker-dealer on the New York Stock Exchange registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its retail business on a fully disclosed basis with Van Der Moolen Specialists USA, LLC. The Company is a Rhode Island Corporation.

2 - Significant Accounting Policies:

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Commission income and expenses are reported on a trade date basis.

Marketable securities for investments are valued at market value and securities and other investments not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Deferred income tax assets and liabilities arise from "temporary differences" between, (1) the tax basis of an asset or liability and its reported amount in the financial statements and (2) the future tax benefit from an income tax loss carryforward. Deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Depreciation of property and equipment is recorded on a straight-line basis using the estimated useful lives of the related property and equipment.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Management does not believe these estimate, if any, to be material.

3 - Receivable From And Payable To Broker-Dealers And Clearing Organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Receivable from/payable to clearing broker	507,051	119,735

FAGENSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001

4 - Securities Owned

Marketable securities owned consist of investment securities at quoted market values, as illustrated below.

	Owned
U.S. Government securities	1,091,580
Corporate equities	493,049
Money Funds	1,385,375
	2,970,004

5 - Pension Plan:

The Company has a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of fifteen years, and the average of the highest five consecutive annual salaries. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes.

The following table sets forth the plan's funded status at December 31, 2001

1. Actuarial present value of benefit obligations:	
a. Accumulated benefit obligation:	
Vested	1,894,259
Non-vested	0
Total	1,894,259
b. Additional benefits based on estimated future compensation	75,035
c. Projected benefit obligation (a+b)	1,969,294
2. Fair value of plan assets	1,901,734
3. Unfunded projected benefit obligation (1c-2)	67,560
4. Unrecognized prior-service cost	0
5. Unrecognized net loss (or gain)	0
6. Unrecognized net transition liability (or asset)	0
7. Additional liability	0
8. Accrued (or prepaid) pension cost (3-4-5-6+7)	67,560

The components of net pension expense for the year ended December 31, 2001 are as follows:

a. Service cost-benefits earned during the period	139,397
b. Interest cost on projected benefit obligation	147,941
c. Actual return on plan assets	(353,946)
d. Net amortization and deferral	(530,036)
e. Net pension expense (a+b-c+d)	111,248

Assumptions used to develop the net periodic pension cost were:

Discount rate	6.5%
Expected long-term rate of return on assets	7.5%
Rate of increase in compensation levels	4.5%

6 - Off - Balance Sheet Risk And Concentration Of Credit Risk:

Statement of Financial Accounting Standards No. 105 ("SFAS 105) establishes requirements to disclose information about financial instruments with off-balance-sheet risk and to disclose information about concentrations of credit risk for all financial instruments. Credit risk, as defined by SFAS 105, represents the maximum potential loss the Company faces due to possible non-performance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss the Company faces due to the decrease in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing firm (Van Der Moolen Specialists USA, LLC) extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing firm executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The clearing firm seeks to control the risks associated with our customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing firm monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities whose counter-parties primarily include broker-dealers, banks, and other financial institutions transacting business on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business. The overall level of market risk from financial instruments the Company is exposed to is often limited by other on and off balance sheet positions.

Balances at financial institutions in excess of FDIC insurance coverage totaled $267,854.

FAGENSON & CO., INC.
NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2001

7 - **Capital Stock:**

The authorized, issued, and outstanding shares of capital stock at December 31, 2001 were as follows:

Common stock, $100 par value; authorized 3,000 shares, issued and outstanding 500 shares.

8 - **Commitments and Contingent Liabilities:**

In 2001 the Company signed a new ten-year non-cancelable operating lease for office space, expiring March 31, 2010. The minimum annual aggregate lease payments (excluding expense and escalation clauses) for the years ended December 31, are as follows:

2002	755,011
2003	755,011
2004	755,011
2005	755,011
2006	755,011
2007	755,011
2008	755,011
2009	755,011
2010	188,751
	6,228,839

The lease contains additional rent clauses for real estate taxes and certain operating costs incurred by the landlord.
The Company has commitments under sub-tenant agreements for less than fifty percent (50%) of the above rental space.

9 - **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, of $250,000.

10 - Income Taxes:

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109 are as follows:

	Current	Deferred	Total
Federal	(65,461)	(245,041)	(310,502)
State & local	193,543	(72,071)	121,472
	128,082	(317,112)	(189,030)

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Deferred income tax benefit at U.S. statutory rate @ 34%	254,251
The effect of:	
Non-deductible expenses	(7,907)
Increase due to State & local taxes, net of U.S. Federal tax effects	70,768
Prior year's tax accrual adjustment	(128,082)
Income tax benefit	189,030

The Company has an income tax loss available of approximately $750,000. The Company has elected to carry-forward this loss which can be utilized over the next twenty years. The Company fully intends to realize this benefit and a deferred tax asset associated with this loss has been set-up in the amount of $331,000.

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE I

Net Capital

Total stockholders' equity qualified for net capital		8,371,619
Deductions and/or charges		
A. Non-allowable assets:		
Investments, not readily marketable	2,108,014	
Fixed assets - net	16,063	
Other assets	2,641,115	(4,765,192)
Net capital before haircuts on securities positions		3,606,427
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) :		
A. Trading and investment securities		
1. U.S. Government obligations	32,747	
2. Stocks and warrants	73,957	
3. Other securities	32,971	(139,675)
Net capital		3,466,752

FAGENSON & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGES COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE I (Continued)

Computation of Alternative Net Capital Requirement

Net capital requirement	250,000
Excess net capital	3,216,752

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus report	3,060,858
Net audit adjustments	212,743
Non-allowable assets	193,151
Net capital as above	3,466,752

KANDEL & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
100 CROSSWAYS PARK WEST · SUITE 210
WOODBURY, NEW YORK 11797
(516) 496-9195
FAX (516) 364-3186

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Fagenson & Co., Inc.

In planning and performing our audit of the financial statements of Fagenson & Co., Inc. (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in the following:

1. Making the periodic computation of net capital under Rule 17a-3 (a) (11).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KANDEL & COMPANY

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kandel & Company

Kandel & Company
Certified Public Accountants

Woodbury, New York
March 5, 2002